EXHIBIT 12.1

BNSF Railway Company and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

In millions, except ratio amounts

(Unaudited)

	Year ended December 31,
	2006		2005		2004		2003		2002
Earnings:

Income before income taxes and cumulative effect of accounting change*	$3,549		$2,856		$1,635		$1,568		$1,534

Add:
Interest and other fixed charges, excluding capitalized interest	113		127		128		144		153
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	261		221		195		182		178
Distributed income of investees accounted for under the equity method	3		4		3		3		3

Amortization of capitalized interest	4		8		8		8		8
Less:
Equity in earnings of investments accounted for under the equity method	27		15		9		14		17

Total earnings available for fixed charges	$3,903		$3,201		$1,960		$1,891		$1,859

Fixed charges:

Interest and fixed charges	$127		$140		$138		$153		$166
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	261		221		195		182		178

Total fixed charges	$388		$361		$333		$335		$344

Ratio of earnings to fixed charges	10.06	x	8.87	x	5.89	x	5.64	x	5.40	x

*	As discussed in Note 2 of the Consolidated Financial Statements, the Company adopted FASB Staff Position (FSP) AUG AIR-1, Accounting for Planned Major Maintenance Activities, effective January 1, 2007. The impact of FSP AUG AIR-1 has been applied retrospectively, resulting in an increase in earnings and the ratio of earnings to fixed charges.